Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(Unaudited)

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated.  The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends.  For purposes of calculating these ratios, earnings consist of income from continuing operations before noncontrolling interests plus fixed charges.  Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized.  Preferred share dividends consist of dividends on our Series A preferred shares.

	(in thousands, except ratios)
	Fiscal Year Ended April 30,
	2012	2011	2010	2009	2008
Earnings
Income from continuing operations	$9,914	$4,519	$6,094	$10,008	$14,109
Add:
Combined fixed charges and preferred distributions (see below)	68,172	64,954	71,497	72,027	66,317
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(135)	180	(22)	40	136
Interest capitalized	(571)	(57)	(19)	(912)	(506)
Preferred distributions	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$75,008	$67,224	$75,178	$78,791	$77,684

Fixed charges
Interest expensed	$65,229	$62,525	$69,106	$68,743	$63,439
Interest capitalized	571	57	19	912	506
Total fixed charges	$65,800	$62,582	$69,125	$69,655	$63,945
Preferred distributions	2,372	2,372	2,372	2,372	2,372
Total combined fixed charges and preferred distributions	$68,172	$64,954	$71,497	$72,027	$66,317

Ratio of earnings to fixed charges	1.14	1.07	1.09	1.13	1.21
Ratio of earnings to combined fixed charges and preferred distributions	1.10	1.03	1.05	1.09	1.17